

October 13, 2011

Via E-mail
Yakun Song
President and Chief Executive Officer
Rhino Productions, Inc.
No.40-1 Dama Road,
Nanguan District, Chang Chun 1300003
People's Republic of China

> **Re:** **Rhino Productions, Inc.**
> **Current Report on Form 8-K**
> **Filed September 15, 2011**
> **File No. 001-34210**

Dear Ms. Song:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K, filed September 15, 2011

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

3. You make valuative statements about your company, your products, and your markets in various parts of your filing. Please provide objective supplemental third-party support for such statements or remove them from your filing. The following examples are not meant to be exhaustive:

- "We have become the leading bakery enterprise in the northeast of China and are famous for our 'China Time-honored Brand' enterprise in Jilin Province" at page 5;

- "…most people prefer to purchase holiday bakery products from commercial producers" at page 8;

- "[the] holiday offerings [of Changchun DingFengZhen] are considered a preferred choice to be used as gifts to friends" at page 8;

- "…we are a leader in the commercial holiday bakery product market in Jilin Province" at page 12;

- "…we have achieved a large base of loyal customers who trust our products both for the holiday season and for daily consumption" at page 13;

- "The superior quality and traditional flavor of our holiday products are well recognized by customers" at page 14;

- "Decens and the related trademark…are famous Chinese 'time honored' trademarks associated with unique pastry and a famous family business in Jilin Province" at page 14; and

- "Ms. Song is known as an outstanding and successful entrepreneur in Jilin Province" at page 40.

4. Please revise your filing to clarify the distinctions, if any, among Jilin Foods Group Co., Ltd., Jilin Fooding Co., Ltd., and Jilin Fooding Foods Group Co., Ltd.

Completion of Acquisition or Disposition of Assets, page 3

5. Please disclose in this section why you entered into the share exchange agreement, and the VIE agreements.

6. Please revise your chart to disclose the following:

- The extent of common management, board members, and shareholders for Changchun Decens Foods Co., Ltd. (Decens Foods) and the registrant; and

- The contractual arrangements between Changchun Yaqiao Business Consulting Co., Ltd. ("WFOE") and Decens Foods.

7. Please disclose in this section the shareholders of Decens Foods and the respective ownership percentage of each such holder in Decens Foods.

Form 10 Disclosure, page 5

8. Please expand the disclosures in the fourth paragraph to explain the significance and benefits of the various designations, such as "China Excellent Bakery Shop" and "China time-honored Brand."

Business, page 5

General

9. Please expand your disclosure to describe the development of your business during the last three fiscal years. For example, we note that your discussion under "Operations" pertains to only 2010. Refer to Item 101(h) of Regulation S-K

The VIE Agreements, page 6

10. Please revise this section to clarify why there are restrictions on foreign ownership of Decens Foods, and to describe such limitations. For example, and without limitation, we note your statement, "Because Decens Foods owns certain highly valued trademarks, there are restrictions on the foreign ownership of Decens Foods." Please revise to clarify how your trademarks implicate such restrictions on foreign ownership. In addition, we note your disclosure at page 61 that laws and regulations in the People's Republic of China ("PRC") prohibit or restrict foreign ownership of certain bakery content businesses. Please revise your discussion at page 3 to clarify how such restrictions apply to foreign ownership in Decens Foods.

11. We note your disclosure at page 7 that pursuant to the Exclusive Service Agreement, Decens Foods will pay WFOE fees at mutually acceptable rates. Please clarify how such rates will be determined. For example, we note that it appears from Article 3 of the Exclusive Service Agreement filed as Exhibit 10.3 to your current report on Form 8-K filed on September 15, 2011, that the parties contemplated that such rate would be established at the time of execution of the agreement. In that regard, Article 3 provides that Decens Foods shall provide the account bills to WFOE pursuant to the rate of service fee agreed to by the parties under Exhibit A to such agreement. However, Exhibit A, as filed, omits the rate per hour. Please advise.

Our Products, page 8

12. Please clarify or further describe the following:

•   The column labeled "Quantity" in your chart on page 9.

•   "Attention to 'health and safety'" on page 14;

•   "Three-high individuals" on page 14; and

- Your status as "traditional northern style baker representative" and your "listing as an intangible cultural heritage protection project" on page 15.

13. We note your disclosure on page 12 that you plan to enter areas in which you "currently don't have any outlets carrying [your] products to increase [your] distribution capacity. Please clarify whether this refers to areas outside Jilin Province.

Trademarks, page 14

14. Please disclose the duration of your trademarks. See Item 101(h)(4)(vii) of Regulation S-K.

Research and Development, page 14

15. Please disclose an estimate of research and development costs for your last two fiscal years. Please refer to Item 101(h)(4)(x) of Regulation S-K.

Government Regulation, page 15

16. Please discuss in necessary detail in this section the effect of all government regulations that materially affect you, your business and your organizational structure. Where any laws may require approval or the filing of applications, make clear whether you have obtained such approval or made appropriate filings. For example, and without limitation, please address in this section the effect of China's regulations on offshore transactions, including rules requiring approval for the overseas listing of offshore special purpose vehicles controlling Chinese companies established by PRC residents, in the context of your organizational structure and majority ownership by Ms. Song. Such disclosure should also address any restrictions on, or approvals or registrations required in connection with, the acquisition by WFOE of the outstanding equity of Decens Foods pursuant to the Exclusive Option Agreement.

Risk Factors, page 16

17. We note your disclosure at page 7 that the Entrusted Management Agreement and Exclusive Service Agreement will terminate upon the winding up of Decens Foods. Please add related risk factor disclosure to address any material risks to you.

Risks Relating to the VIE Agreements, page 19

The PRC government may determine that the VIE Agreements are not in compliance…, page 19

18. Please expand this risk factor to describe how the PRC government could determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

The payment arrangement under the VIE Agreements may be challenged…, page 20

19. We note your disclosure that you could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm's length negotiations. Please revise your filing to clarify how this presents a material risk to you, in the context of the negotiations for the VIE Agreements. For example, please clarify whether the VIE Agreements were based on arm's length negotiations.

The shareholders of Decens Foods have conflicts of interest with our company…, page 20

20. Please revise this risk factor to disclose all material conflicts of interest that may arise with respect to Ms. Song, given her roles with both the registrant and Decens Foods. For example, and without limitation, it appears that she could face a conflict of interest with respect to whether to enforce the VIE Agreements upon a breach by Decens Foods, and with respect to any negotiations to determine the price of acquisition of the shares of Decens Foods pursuant to the Exclusive Option Agreement.

We rely on the approval certificates and business license held by Decens Foods…, page 21

21. We note the above-referenced risk factor subcaption, but it does not appear that you have provided related risk factor disclosure. Please revise.

We face uncertainty from China's Circular on Strengthening the Administration of Enterprise Income Tax…, page 26

22. Please revise this risk factor to clarify how this risk may apply to you. For example, please clarify how Circular 698 could apply to you.

Risks Relating to our Common Stock and our Status as a Public Company, page 27

We will incur significant costs as a result of operating as a public company…, page 28

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

23. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

24. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

25. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

   b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;

   c) the nature of his or her contractual or other relationship to you;

   d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

   e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

26. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

   a) the name and address of the accounting firm or organization;

   b) the qualifications of their employees who perform the services for your company;

   c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

   d) how many hours they spent last year performing these services for you; and

   e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

27. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

   a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

   b) how many hours they spent last year performing these services for you; and

   c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

28. We note your disclosure in your Risk Factors section at page 20 regarding the potential for certain adverse tax consequences. Please also discuss such risks in the context of your discussion of your financial condition and results of operations.

29. Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, please refer to SEC Release 33-8350, available at www.sec.gov./rules/interp/33-8350.htm.

Results of Operations, page 34

Six Months Ended June 30, 2011 Compared with Six Months Ended June 30, 2011

30. Please revise the analysis of your operating results for each period presented to better describe and quantify underlying material activities that generated variances between periods. Please ensure to separately quantify the effect of each factor that you have cited for material changes. For example, you have attributed increases in net revenues during the six months ended June 30, 2011 to higher net pricing and favorable volume, but you have not fully explained or quantified these causal factors.

Sales, page 34

31. We note the major product categories disclosed on page 9 include holiday bakery products, traditional Chinese bakery products and western-flavor bakery products. Please revise your disclosure to provide more quantitative analysis by your major product categories for all periods presented.

Selling, General and Administrative Expenses, page 35

32. We note that you have attributed the change in selling, general and administrative expenses to increased salary levels in the second half of 2010. We also note your disclosure per page 42 indicates that your chief executive officer did not receive a salary during 2010 and 2009. Please tell us whether you recorded compensation expense for the services rendered by your chief executive officer for which there was no remuneration. Refer to Staff Accounting Bulletin Topic 1.B.1.

Liquidity and Capital Resources, page 37

33. We note your liquidity disclosure consists of an analysis of the changes in major line items within your cash flow statements for the six month periods ended June 30, 2011 and 2010 and the fiscal years ended December 31, 2010 and 2009. Please expand your disclosure to fully comply with the requirements of Item 303(a)(1) of Regulation S-K. Specifically, revise your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

34. Revise your disclosure to describe how cash is transferred to your subsidiaries or variable interest entities ("VIEs") in the PRC, and conversely, how earnings and cash are transferred from your PRC subsidiaries or VIEs to offshore companies. Please describe any restrictions that impact your ability to transfer cash within your corporate structure. In addition, please disclose the nature of any restrictions on your subsidiaries' net assets, the amount of those net assets, and the potential impact on the company's liquidity.

Directors and Executive Officers, page 40

35. We note that you identify Ms. Fenying Su as the Chief Financial Officer, whereas you also identify Ms. Yakun Song as such in her biography. We also note that the table does not identify Ms. Song as a director, whereas her biography identifies her as such. Revise your disclosures to clarify each officer and director's position and term.

36. Please revise your biographies to provide the name and principal business of each organization with which each officer has been employed during the past five years. For example, please identify the "large companies" in which Ms. Su served as CFO. See Item 401(e)(1) of Regulation S-K. Please also identify Ms. Su's term of employment with each such company, by reference to the relevant months and years.

37. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Song should serve as your director in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about Ms. Song's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

38. Please explain to us the significance of Ms. Song's "honorable titles" as you disclose in her biography, and tell us the identity of the entity or individual that has given Ms. Song such titles.

Board Committees, page 41

39. Please clarify your reference at page 41 to your "new management." In that regard, we note that Ms. Song has served as your Chief Executive Officer since December 2009.

Executive Compensation, page 42

40. We note your reference in your Summary Compensation to footnotes (a) through (j). However, you have not provided related footnotes to the table. Please advise or revise.

41. We note that you have reported in your Summary Compensation Table that Ms. Song received no compensation in 2010 for services rendered "in all capacities." Please note that your Summary Compensation Table should include compensation information for your officers and directors for all services rendered in all capacities to the registrant, Vast Glory and its subsidiaries, and Decens Foods. Please revise to provide such information, or confirm that your officers and directors received no such compensation in 2010.

42. Please briefly describe any compensation arrangements for your officers or directors.

Certain Relationships and Related Transactions, and Director Independence, page 43

43. Please disclose in this section your transactions with Jilin Fuyuanguan, one of the Decens Foods shareholders. In that regard, we note your related disclosure in the notes to your financial statements.

44. Please clarify whether there is a written policy regarding how potential conflicts of interest are to be addressed and resolved.

Market for Common Equity and Related Stockholder Matters, page 48

45. Please revise your filing to provide the information required by Item 201(a)(1)(i) of Regulation S-K with respect to the quotation information for your common shares.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity, page 59

46. We note your disclosure per page 24 stating that your PRC subsidiary is required to fund certain statutory reserve funds. Please provide disclosure regarding reserves maintained pursuant to governmental regulations in the PRC (i.e., statutory surplus reserves, discretionary reserves, etc). As part of your revised disclosure, please state the amount of these types of reserves and, if applicable, whether the maximum reserve amount has been reached as part of the footnotes to your financial statements.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 61

47. We note prior to the April 29, 2011 share transfer, the shareholders of Vast Glory and HK Food Logistics, Limited ("HK Food") were substantially the same, and accordingly the FASB ASC 805-30 pooling of interest method was used to account for the transactions between entities under common control. Please clarify your disclosure regarding the shareholders of the two entities were <u>substantially</u> the same. Tell us if they were the same shareholders, and if not, how you concluded it was appropriate to account for the transactions as entities under common control.

48. We note that your Chief Executive Officer owned approximately 53% of your outstanding shares prior to the merger transaction between Rhino Productions, Inc. ("Rhino") and Vast Glory. As a result of this transaction, your Chief Executive Officer increased her ownership share and continues to hold a controlling interest. Specifically, after this transaction was consummated, we note that your Chief Executive Officer owned approximately 85% of your outstanding shares. With reference to the relevant authoritative literature, please tell us how you considered the ownership interest held by your Chief Executive Officer both prior and subsequent to the merger in concluding that it was appropriate to account for the transaction between Rhino and Vast Glory as a reverse acquisition.

49. We note HK Food established WFOE, and subsequently entered into a series of variable interest entity contractual agreements (the "VIE Agreements"). We also note pursuant to the VIE agreements, HK Food indirectly controls Decens Foods, and is entitled to substantially all of the economic benefits from that entity. Based on these contractual arrangements, we note you consolidate the VIEs as required by FASB ASC 810-10. Please revise to provide additional disclosure pursuant to FASB ASC 810-10-50, including:

   - your methodology for determining that you are the primary beneficiary, including significant judgments and assumptions made;

- qualitative and quantitative information about your involvement with the VIEs, including the nature, purpose, size and activities of the VIEs, including how each VIE is financed;

- on the face of the balance sheet, separately present assets of the VIEs that can only settle obligations of the VIEs and liabilities for which creditors do not have recourse to the general credit of the primary beneficiary;

- whether you have provided financial or other support during periods presented to the VIEs that you were not previously contracted to provide; and

- the carrying amounts and classification of the consolidated assets and liabilities of the VIEs, including a qualitative discussion of any restrictions on assets.

Note 2. Summary of Significant Accounting Policies

J – Revenue Recognition, page 64

50. We note your revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104. We also note from page 13 that your revenues are derived from a variety of sales channels including retail stores, supermarket and chain markets, convenience stores, group buying, and distributors. Please provide additional disclosure regarding the differences in your revenue recognition policies for each of these sales channels.

51. We note your disclosure per page 12 regarding volume discounts. Please expand your revenue recognition policy disclosure to provide a discussion of any items that are dilutive to your sales revenue (e.g., discounts, returns, allowances, etc).

O – Segment Reporting, page 66

52. We note your disclosure stating that you have determined that multiple segments do not exist to be reported. However, we note you have provided disclosure throughout your filing distinguishing between the types of products you sell and your different sales channels. Please provide us with additional detail regarding your analysis of the disclosure requirements per FASB ASC 280-10-50. As part of your response, provide explain how you have considered the aggregation criteria per FASB ASC 280-10-50-11.

53. Please provide the disclosures required by FASB ASC 280-10-50-42 regarding major customers, if applicable.

Note 5. Loans Receivable, page 68

54. We note you have made two loans to Jilin Xinchao Wuzi Co., Ltd in the amount of approximately $1.8 million. We also note there is no collateral for these loans, the owner has a long history of friendship with Ms. Yakun Song, and the expiration dates of the loans have been extended to October 31, 2011. Please revise to disclose the nature of these loans, the reason you have not required any collateral, and why the loans were extended until October 31, 2011.

55. In connection with your response to the preceding comment, please reconcile the amounts presented as part of this footnote and the amounts presented as loans to related parties as part of footnote 6 to the related amounts presented as components of cash flows from investing activities in your statement of cash flows per page 60 of your filing.

Note 8. Property and Equipment, page 69

56. We note that you acquired machinery and vehicles from Jilin Fuyuanguan Foods Co., Ltd. ("Jilin Fuyuanguan") in 2010 in exchange for a receivable due from Jilin Fuyuangan and your lease deposit. Based on the disclosure per page 60 of your filing, the receivable was $1,246,713 and your lease deposit was $418,334. Please reconcile the sum of these amounts (i.e., $1,665,047) to the related amount per your footnote (i.e., $1,350,420).

Exhibits and Financial Statement Schedules, page II-5

57. Please file the English translation of your lease agreement referenced on page 32 and the promissory notes to Ms. Song referenced on page 43 as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Vincent J. McGill
        Eaton & Van Winkle LLP